OnCure Holdings, Inc.

188 Inverness Drive West

Suite 650

Englewood, CO 80112

October 15, 2013

Via EDGAR

Mr. Jeffrey P. Riedler
Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             OnCure Holdings, Inc.

Application for Qualification of Indenture on Form T-3

Filed August 27, 2013

File No. 022-28992

Dear Mr. Riedler:

Pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Form T-3 of OnCure Holdings, Inc. (the “Company”), filed on August 27, 2013 (the “T-3”).  A copy of Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 1 reflects certain revisions to the T-3 in response to the comment letter to Mr. Bradford C. Burkett, the Chief Executive Officer of the Company, dated September 6, 2013, from the staff of the Commission (the “Staff”).  In addition, Amendment No. 1 updates certain of the disclosures contained in the T-3.  The numbered paragraph below sets forth the Staff’s comment together with our response.

Form T-3

Index to Exhibits, pages 44-50

1.              Staff’s comment:  In order to qualify your indenture under the Trust Indenture Act of 1939, you must have all required exhibits on file at the time of qualification, including the following:

•                  the form of indenture governing the notes;

•                  the disclosure statement for the plan of reorganization;

•                  the plan of reorganization; and

•                  the order approving the disclosure statement, establishing the relevant dates, approving procedures relating to votes on or objections to the plan, and approving the manner and forms of notice and other related documents.

Please file by pre-effective amendment these exhibits to your Form T-3.

Response:  The Company respectfully advises the Staff that it is filing with Amendment No. 1 the form of indenture governing the notes, the disclosure statement for the plan of reorganization, the plan of reorganization and the order approving the disclosure statement, establishing the relevant dates, approving procedures relating to votes on or objections to the plan, and approving the manner and forms of notice and other related documents and has now filed all required exhibits.

*              *              *              *

In addition, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

Sincerely,

/s/ Bradford C. Burkett
Bradford C. Burkett
Chief Executive Officer

cc:                                Paul E. Harner

Keith A. Simon

Aaron M. Singer
Annemarie V. Reilly

Latham & Watkins LLP

Joshua N. Korff

Christopher A. Kitchen
Kirkland & Ellis LLP